Linda van Doorn
Jorge Bonilla
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:

Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31,2007, June 30,2007 and September 30,2007

Date: February 4, 2008

Dear Ladies and Gentlemen,

On behalf of China Recycling Energy Corporation (the "Company"), in connection with the above referenced reports, we are hereby providing you the following responses to the comments in your letter dated January 15, 2008:

Form 10-KSB

Financial Statements
Note 4 - Impairment Write Down Recognized As A Result Of Strategic Review of Certain Operations, page 9

Comment:

1. We have read and considered your response to comment three. Please revise your statement of operations to reflect the impairment loss on property and equipment and deposit for business acquisition as a charge to earnings in accordance with paragraph 25 of SFAS 144. Also, please note that paragraph 15 of SFAS 5, which was cited in support for your accounting treatment, prohibits charging costs or losses to an appropriation of retained earnings.

Response:

The financial statements for 2006 were restated to reflect the impairment loss on property and equipment and deposit for business acquisition as a charge to earnings in accordance with paragraph 25 of SFAS 144.

Forms 10-QSB for the quarters ended March 31,2007, June 30,2007 and September 30, 2007
Financial Statements
Condensed Consolidated Balance Sheet

Comment:

2. We have read and considered your response to comment six relating to the amount reported as "Due from a third party." We noted this amount is trade related, due from a single debtor, unsecured and it relates to the mobile phone distribution business that you discontinued in May 2007. Also, it appears it remained uncollected as of September 30, 2007. Please explain to us how you determined that the collection of this receivable was reasonably assured and accordingly, no allowance was necessary as of September 30, 2007.

Response:

1. We have reached a settlement agreement with Shanghai Sifang Information Technology Co. and a copy of such is enclosed in Appendix 1 for your reference.

Comment:

3. Also, explain to us how you evaluated the risks due to this substantial asset concentration, and how you considered providing audited financial statements of the debtor for an investor's financial assessment of the Company.

Response:

We fully aware of the weighting of this "due from a third party" in the overall balance sheet and we have done the followings to procure its settlement:

a)	we ring their accounts department every week to urge for the settlement;
b)	we reach a settlement agreement with them

Shanghai Sifang Information Technology Co. is not a public company and we are not assessable to their financial data. Should they fail to follow the settlement agreement, we will take proper legal action against them.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at telephone: 011-86-29-87651098 or fax: 011-86-29-87651099.

/s/ Guangyu Wu

Guangyu Wu

Chief Executive Officer
China Recycling Energy Corporation